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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                       ACTION PERFORMANCE COMPANIES, INC.
                              (Name of the Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   004933 10 7
                                 (CUSIP Number)

                                William Eric Ray
                               Nuray Holdings, LLC
                              801 East Trade Street
                               Charlotte, NC 28202
                                 (704) 332-1153
                 (Name, address and Telephone Number of Persons
                Authorized to Receive Notice and Communications)

                                 March 15, 2000
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ]

         Check the following box if a fee is being paid with the statement: [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

         The total number of shares reported herein is 948,599 shares, which constitutes approximately 5.72% of the total number of shares outstanding. All ownership percentages set forth herein are based upon 16,428,356 shares of Common Stock issued and outstanding as of February 16, 2000.


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                                  SCHEDULE 13D

CUSIP No. 004933 10 7

1.       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person

         William Eric Ray

2.       Check the Appropriate Box if a Member of a Group

         (a)      [ ]

         (b)      [X]

3.       SEC Use Only

4.       Source of Funds

         PF

5. Check Box if Disclosure of Legal Proceedings is Required to Items 2(d) or 2(e) [ ]

6.       Citizenship or Place of Organization

         United States of America

Number of Shares Beneficially Owned By Each Reporting Person With

         7.       Sole Voting Power                           850,500

         8.       Shared Voting Power                         858,200

         9.       Sole Dispositive Power                      850,500

         10.      Shared Dispositive Power                    858,200

11.      Aggregate Amount Beneficially Owned by               948,599
         Each Reporting Person

12.      Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

13.      Percent of Class Represented by Amount               5.72%
         in Row 11

 14.     Type of Reporting Person

         IN

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                                  SCHEDULE 13D

CUSIP No. 004933 10 7

1.       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person

         Delores K. Ray

2.       Check the Appropriate Box if a Member of a Group

         (a)      [ ]

         (b)      [X]

3.       SEC Use Only

4.       Source of Funds

         PF

5. Check Box if Disclosure of Legal Proceedings is Required to Items 2(d) or 2(e) [ ]

6.       Citizenship or Place of Organization

         United States of America

Number of Shares Beneficially Owned By Each Reporting Person With

           7.     Sole Voting Power                           858,200

           8.     Shared Voting Power                         858,200

           9.     Sole Dispositive Power                      858,200

           10.    Shared Dispositive Power                    858,200

11.      Aggregate Amount Beneficially Owned by               948,599
         Each Reporting Person

12.      Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

13.      Percent of Class Represented by                      5.72%
         Amount in Row 11

14.      Type of Reporting Person

         IN

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                                  SCHEDULE 13D

CUSIP No. 004933 10 7

1.       Name of Reporting Person; S.S. or I.R.S. Identification No. of Above
         Person

         White Oaks Partners

2.       Check the Appropriate Box if a Member of a Group

         (a)      [ ]

         (b)      [X]

3.       SEC Use Only

4.       Source of Funds

         PF

5. Check Box if Disclosure of Legal Proceedings is Required to Items 2(d) or 2(e) [ ]

6.       Citizenship or Place of Organization

         United States of America

Number of Shares Beneficially Owned By Each Reporting Person With

         7.       Sole Voting Power                            90,399

         8.       Shared Voting Power                          90,399

         9.       Sole Dispositive Power                       90,399

         10.      Shared Dispositive Power                     90,399

11.      Aggregate Amount Beneficially Owned by               948,599
         Each Reporting Person

12.      Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

13.      Percent of Class Represented by Amount               5.72%
         in Row 11

14.      Type of Reporting Person

         OO

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ITEM 1.  SECURITY AND ISSUER

Pursuant to Rule 13d-1(a) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby files their Schedule 13D Statement dated April 4, 2000, relating to the common stock, $1.00 par value per share (the "Common Stock"), of Action Performance Companies, Inc. (the "Company"), whose principal executive offices are located at 4707 E. Baseline Road, Phoenix, Arizona 85040.

ITEM 2.  IDENTITY AND BACKGROUND

(a) This statement is filed by William Ray, Delores Ray and White Oaks Partners with respect to shares of Common Stock beneficially owned by them. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons".

         William Ray and Delores Ray are partners and have 100% ownership and voting power in each of DKR Investments, LP and East Boulevard, LP. White Oaks Partners LP is 98% owned by three trusts of which the children of William Ray and Delores Ray are the beneficiaries and Martha Ann Kent is the trustee of each trust.

(b) The business address of William Ray and Delores Ray is 801 E. Trade Street, Charlotte, NC 28202.

(c) The Reporting Persons present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows:

                                                        PRESENT PRINCIPAL OCCUPATION OR
NAME                      PRINCIPAL BUSINESS ADDRESS                BUSINESS
----------------------    --------------------------    -------------------------------
William Ray               Nuray Holdings LLC            Member
                          801 E. Trade Street
                          Charlotte, NC 28202

Delores Ray               Nuray Holdings LLC            Member
                          801 E. Trade Street
                          Charlotte, NC 28202

White Oaks Partners       White Oaks Partners           Private investment firm
                          c/o Nuray Holdings LLC        engaging in the purchase and
                          801 E. Trade Street           sale of securities
                          Charlotte, NC 28202

(d) During the past five years, none of the persons referred to in paragraph (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).



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(e) During the last five years, none of the persons referred to in paragraph (a)
above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) William Ray and Delores Ray are United States citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Persons have used personal funds of the Reporting Persons for the acquisition of the Common Stock and some of the Common Stock has been purchased on margin from one or more broker-dealers in accordance with customary trading practices.

ITEM 4.  PURPOSE OF THE TRANSACTION

         The Reporting Persons acquired the shares of Common Stock for investment purposes, and the Reporting Persons intend to evaluate the performance of such securities as an investment in the ordinary course of business. The Reporting Persons pursue an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management).

         Each Reporting Person will continuously assess the Company's business financial condition, results of operations and prospects, general economic conditions, the securities market in general and those for the Company's securities in particular, other developments and other investment opportunities. Depending on such assessments, one or more of the Reporting Persons may acquire additional shares of Common Stock or may determine to sell or otherwise dispose of all or some if its holdings of shares of Common Stock. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for such Common Stock, the financial condition, results of operations and prospects of the Company, alternate investment opportunities, and general economic, financial market and industry conditions.

         None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) The total number of shares of Common Stock outstanding was 16,428,356 as of February 16, 2000, as reflected in the Company's proxy statement on Schedule 14A filed



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with the Securities and Exchange Commission (the "Commission") on March 1, 2000.
As of the close of business on April 3, 2000, the Reporting Persons beneficially owned 948,599 shares of Common Stock.

         As of the close of business on November 1, 1998, the Reporting Persons beneficially owned, as that term is defined in Section 13(d) of the Act, the following shares of Common Stock:

                                                             PERCENTAGE OF
NAME OF REPORTING PERSON       NUMBER OF SHARES HELD     OUTSTANDING SHARES (1)
------------------------       ---------------------     ----------------------

William Ray                             850,500                    5.13%
Delores Ray                             858,200                    5.18%
White Oaks Partners                      90,399                    0.05%

         (1) Calculated by taking the aggregate amount beneficially owned and dividing by the number of shares outstanding (16,428,356) plus the number of presently exercisable call options belonging to the individual reporting person.

         Of the shares beneficially owned by the Reporting Persons, 140,000 shares of Common Stock are held pursuant to currently exercisable options.

(b) DKR Investments, LP owns 158,000 shares of the Common Stock, East Boulevard, LP owns 552,500 shares of the Common Stock and White Oaks Partners owns 90,399 shares of the Common Stock. The total number of shares owned by DKR Investments LP, East Boulevard, LP and White Oaks Partners is 836,399. Delores Ray owns 7,700 shares of the Common Stock individually. East Boulevard, LP and DKR Investments, LP (also own 140,000 options exercisable within 60 days). William Ray and Delores Ray each own a 50% interest in East Boulevard, LP, and DKR Investments, LP. White Oaks Partners is owned by their children.

         The following information applies to shares held by William Ray:


                                                  Number              Percent
                                                of Shares            of Class
                                                ---------            --------

Sole Power to Vote Securities                    850,500               5.13%
Shared Power to Vote Securities                  858,200               5.18%
Sole Power to Dispose of Securities              850,500               5.13%
Shared Power to Dispose of Securities            858,200               5.18%


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The following information applies to shares held by Delores Ray:

                                                  Number              Percent
                                                of Shares            of Class
                                                ---------            --------

Sole Power to Vote Securities                    858,200               5.18%
Shared Power to Vote Securities                  858,200               5.18%
Sole Power to Dispose of Securities              858,200               5.18%
Shares Power to Dispose of Securities            858,200               5.18%

The following information applies to shares held by White Oaks Partners:

                                                  Number              Percent
                                                of Shares            of Class
                                                ---------            --------

Sole Power to Vote Securities                     90,399               0.05%
Shared Power to Vote Securities                   90,399               0.05%
Sole Power to Dispose of Securities               90,399               0.05%
Shares Power to Dispose of Securities             90,399               0.05%


(c) The following purchases of shares of Common Stock were made by the partnerships listed below through whom beneficial ownership is attributed to William Ray and Delores Ray. All of the purchases below were effected by William Ray and Delores Ray.


Shares of Common Stock purchased during last 60 days:

ENTITY                    DATE PURCHASED    SHARES         COST/SHARE
------                    --------------    ------         ----------

DKR Investments, LP       2/8/00            45,000           $ 9.86
DKR Investments, LP       2/9/00             5,000             9.72
DKR Investments, LP       3/9/00            28,000             9.24
DKR Investments, LP       3/10/00           20,000             9.17
East Boulevard, LP        3/13/00           65,000             9.34
East Boulevard, LP        3/14/00            7,000             9.24
East Boulevard, LP        3/15/00           13,000            12.43
East Boulevard, LP        3/24/00           35,500            14.47
East Boulevard, LP        3/25/00           35,500            14.53
East Boulevard, LP        4/3/00            64,500            14.32

On March 15, White Oaks Partners purchased 15,399 shares of the Common Stock at a price of $11.20 per share.


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Options to purchase shares of Common Stock purchased during the last 60 days:

ENTITY                    DATE PURCHASED    SHARES        STRIKE/SHARE
------                    --------------    ------        ------------

East Boulevard, LP        2/4/00            30,000          $12.50
East Boulevard, LP        2/7/00            10,000           12.50
East Boulevard, LP        2/8/00            20,000           12.50
East Boulevard, LP        2/10/00           20,000           12.50
DKR Investments, LP       2/8/00            30,000           12.50
DKR Investments, LP       2/9/00            15,000           12.50
DKR Investments, LP       2/9/00            10,000           12.50
DKR Investments, LP       2/9/00             5,000           12.50

(d) No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock held by the Reporting Persons.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Not applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 7(7). Joint Filing Agreement dated April 4, 2000 between William Ray and Delores Ray and White Oaks Partners.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


         April 4, 2000              /s/ William E. Ray
                                    ---------------------------------
                                    William E. Ray

         April 4, 2000              /s/ Delores K. Ray
                                    ---------------------------------
                                    Delores K. Ray

         April 4, 2000              WHITE OAKS PARTNERS

                                By: /s/ Martha Ann Kent
                                    ---------------------------------
                                    Martha Ann Kent, Trustee


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                             JOINT FILING AGREEMENT

         William E. Ray, Delores K. Ray and White Oaks Partners, each hereby agree that this Schedule 13D filed herewith and any amendments thereto relating to the acquisition of shares of Common Stock and other securities of Action Performance Companies, Inc. is filed jointly on behalf of such persons.


         April 4, 2000                     /s/ William E. Ray
                                           ---------------------------------
                                           William E. Ray


         April 4, 2000                     /s/ Delores K. Ray
                                           ---------------------------------
                                           Delores K. Ray


         April 4, 2000                     WHITE OAKS PARTNERS

                                       By: /s/ Martha Ann Kent
                                           ---------------------------------
                                           Martha Ann Kent, Trustee



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